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Troubardour Coffee

Hancock, NH 03440
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $100,000 invested.
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THE PITCH
Troubardour Coffee is seeking investment to expand operations and grow footprint.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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INVESTOR PERKS

Troubardour Coffee is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

3 Month Coffee Subscription Invest $1,000 or more to qualify. Unlimited available

3 month coffee subscription (bi-monthly), 2 bags per month. Estimated value of $120

1-Year Coffee Subscription Invest $5,000 or more to qualify. Unlimited available

1-year coffee subscription + Tico Dipper Brewer (bi-monthly), 2 bags per month. Estimated value of $500

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OUR MISSION

Troubardour is a beautiful and unique coffee farm in Costa Rica that sells its coffee in the US via online coffee subscriptions.

Our coffee quality is outstanding and according to the SCAA (Speciality Coffee Association of America). It ranks as 85, which qualifies it on its grade scale as Excellent.
Troubardour coffee is shade-grown which according to the Smithsonian Migratory Bird Center, "is the next best thing to a natural forest".
Troubardour Coffee provides a farm-to-house coffee subscription from Costa Rica without any intermediaries.
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OUR FARM

Finca Noemy, the home of Troubardour, is a coffee-lover's paradise. The farm is a miniature authentic replica of a typical old Costa Rican coffee town. The mountain views of the coffee lands fill your lungs with fresh mountain air the moment you walk in. The property is filled with flowers and fruit trees that are home to many species of birds and animals. Each day we greet coffee lovers from all around the world that come visit our coffee tours, eat cheese tortillas in our home-style restaurant, and stay for the night in our rustic cabins. Oh and there's coffee, lots and lots of delicious, fresh coffee.

We currently offer our guests daily coffee tours at the finca.
Guests get a first-hand tour of the entire process of coffee at our farm and they get to pick coffee when it's harvest season as well as process it.

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ARIAL VIEW OF OUR FARM
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BUSINESS MODEL

Troubardour Coffee provides a farm-to-house coffee subscription box from Costa Rica without any intermediaries. Troubardour is a true, interactive coffee story and brand that invites its customers to not just consume its delicious coffee and content, but to dive in, participate and connect with Costa Rica.

Organic growth to over 600 customers throughout 2020 with zero marketing spend.
The coffee industry is growing fast. The United States is currently taking in $77B out of the total $100B worldwide and growing at a 5.5% CAGR for 2019-2024.
Over the next five years, the sector is expected to enter a period of explosive growth that will make high-end craft coffee more mainstream, ballooning from $35 billion in 2018 to $85 billion in 2025.
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THE TEAM
Ignacio Oreamuno
Founder & Leader

Ignacio is a global entrepreneur with a proven history of creating companies that challenge convention, employ true creativity, and which enrich the world. His experience in the advertising, marketing and communications industry have earned him global recognition amongst the best of the industry. Ignacio is an avid multi-dimensional creative thinker, writer, speaker, leader, networker, pirate, dreamer and visual designer. He is also a passionate coffee aficionado, mixologist, adventure guide and father.

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PRESS
A Taste For Adventure: Lessons In Coffee

What happens when you let go to find out the person you are? Mat Zucker interviews ad veteran Ignacio Oreamuno, a coffee, cocktail and travel entrepreneur.

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Order Online
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The Tico Dripper

Troubardour is bringing a new speciality brewing method to America. The Tico Dripper is the ultimate brewer for medium roasted speciality coffee.

A coffee aficionado who is accustomed to the complexity and precision of technical brewing methods like the Harrio V60, Chemex or Aeropress is going to encounter delight and surprisewhen they play with the Tico Dripper. The simplicity of its technology—filtering the coffee in a simple flannel bag— offers many advantages and surprises.

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THE TROUBARDOUR TICO DRIPPER
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Q&A

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JULY 2020
Opened

The company was born.

JANUARY 1, 2021
Website launched

www.troubardour.com

FEBRUARY 1, 2021
First shipment

Troubardour Coffee goes on sale online

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Marketing Activation $40,000
Operating Capital $20,000
Supply Growth $34,000
Mainvest Compensation $6,000
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $850,000 $1,232,500 $1,787,125 $2,501,975 $3,252,568
Cost of Goods Sold $374,000 $542,300 $786,335 $1,100,869 $1,431,129
Gross Profit $476,000 $690,200 $1,000,790 $1,401,106 $1,821,439

EXPENSES

Salaries $80,000 $200,000 $250,000 $330,000 $450,000
Marketing and OpEx $300,000 $307,500 $315,187 $323,066 $331,142
Operating Profit $96,000 $182,700 $435,603 $748,040 $1,040,297
This information is provided by Troubardour Coffee. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
BP-Troubardour.pdf
Detailed Investors Deck - Troubardour Coffee v1.1.pdf
Investment Round Status
Target Raise $100,000
Maximum Raise $250,000
Amount Invested $0
Investors 0
Investment Round Ends June 29, 2021
Summary of Terms
Legal Business Name Pura Vida Coffee Company LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $100,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 1.5%-3.8%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2027
Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Troubardour Coffee's fundraising. However, Troubardour Coffee may require additional funds from alternate sources at a later date.

Limited operating history

Troubardour Coffee, "The Business", was established in June, 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well. The Business has been setting up their operational capacities and plan to become operational this year [2021]

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Troubardour Coffee to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Troubardour Coffee operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Troubardour Coffee competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Troubardour Coffee's core business or the inability to compete successfully against the with other competitors could negatively affect Troubardour Coffee's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Troubardour Coffee's management or vote on and/or influence any managerial decisions regarding Troubardour Coffee. Furthermore, if the founders or other key personnel of Troubardour Coffee were to leave Troubardour Coffee or become unable to work, Troubardour Coffee (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Troubardour Coffee and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Troubardour Coffee is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Troubardour Coffee might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Troubardour Coffee is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Troubardour Coffee

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Troubardour Coffee's financial performance or ability to continue to operate. In the event Troubardour Coffee ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Troubardour Coffee nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Troubardour Coffee will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Troubardour Coffee is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Troubardour Coffee will carry some insurance, Troubardour Coffee may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Troubardour Coffee could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Troubardour Coffee's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Troubardour Coffee's management will coincide: you both want Troubardour Coffee to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Troubardour Coffee to act conservative to make sure they are best equipped to repay the Note obligations, while Troubardour Coffee might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Troubardour Coffee needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Troubardour Coffee or management), which is responsible for monitoring Troubardour Coffee's compliance with the law. Troubardour Coffee will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Troubardour Coffee is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Troubardour Coffee fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Troubardour Coffee, and the revenue of Troubardour Coffee can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Troubardour Coffee to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Troubardour Coffee. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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